Filed by Hotels.com Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 of the Securities Exchange Act of 1934

“The Best Prices at The Best Places...Guaranteed”

FOR IMMEDIATE RELEASE:

HOTELS.COM ACKNOWLEDGES PROPOSAL FROM USA INTERACTIVE

June 3, 2002, Dallas, TX — Hotels.com (NASDAQ: ROOM), www.hotels.com, the largest specialized provider of discount lodging worldwide, today announced its Board of Directors has received a letter from its majority shareholder, USA Interactive (NASDAQ:USAI), announcing USA Interactive’s intention to make an exchange offer in the near future for the shares of Hotels.com that it does not currently own. Hotels.com expects its Board of Directors to meet and form a special committee of independent directors, which will assess USA Interactive’s announcement and any related offer to determine whether it is in the best interests of Hotels.com stockholders.

“We’ve received the offer, and we’re forming an independent committee to evaluate it,” said David Litman, chairman and CEO of Hotels.com.

Important Disclosures

INVESTORS AND HOTELS.COM STOCKHOLDERS ARE URGED TO READ USA INTERACTIVE’S EXCHANGE OFFER STATEMENT FOR HOTELS.COM TO BE INCLUDED IN A REGISTRATION STATEMENT TO BE FILED BY USA INTERACTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION, AS WELL AS THE RELATED SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY HOTELS.COM, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND HOTELS.COM STOCKHOLDERS WILL BE ABLE TO OBTAIN THESE DOCUMENTS AND OTHER FILED DOCUMENTS FREE OF CHARGE AT THE SEC’S WEB SITE AT www.sec.gov. IN ADDITION, HOTEL.COM’S SOLICITATION/RECOMMENDATION STATEMENT, WHEN AVAILABLE, MAY ALSO BE OBTAINED FREE OF CHARGE BY CONTACTING HOTELS.COM, 8140 WALNUT HILL LANE, SUITE 800, DALLAS, TX 75231, ATTENTION: INVESTOR RELATIONS.

About Hotels.com

Hotels.com (NASDAQ: ROOM), a majority-owned subsidiary of USA Interactive (NASDAQ: USAI), is the largest specialized provider of discount lodging worldwide, providing service through its own websites (including www.hotels.com and others), more than 25,000 affiliated websites, and its toll-free call centers (1-800-2-HOTELS). Hotels.com provides accommodations to travelers at over 6,000 properties in more than 200 markets in North America, Europe, the Caribbean and Asia. The company offers a one-stop shopping source for hotel pricing, amenities and availability, and also specializes in providing travelers with accommodations for sold-out periods.

FOR FURTHER INFORMATION:

Molly Branch
Director of Investor Relations
Hotels.com
214-361-7311, ext. 1331
mbranch@hotels.com